Filed by TradeStation Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quantum FinTech Acquisition Corporation

Commission File No.: 001-40009

Date of Email:    November 4, 2021

To:       Group Email to All TradeStation Employees

From:      mstone@tradestation.com

Subject of Email:    Important Information About TradeStation's Announcement to Go Public

To All TradeStation Employees:

As previously announced, TradeStation Group (“TradeStation”) has executed a definitive agreement to enter into a business combination with Quantum FinTech Acquisition Corporation (NYSE: QFTA) (“Quantum”), a publicly-traded special purpose acquisition company (“SPAC”). This is a first step in the process frequently referred to as “going public.”

This process is highly regulated and involves a great amount of effort by various members of our corporate team and external advisers. During this time, we are very limited in the amount of information we can discuss – both internally and publicly.

Having made the public announcement, TradeStation cannot presently comment beyond the information contained in the press release that was issued, and the related public filings. Additionally, with this announcement and related activities, media and social media interest in TradeStation may increase significantly.

The information below applies to all employees of TradeStation Group and each of its subsidiaries.

The following are frequently asked questions and answers for your information during this process:

1.	What did TradeStation announce?

•	TradeStation publicly announced that it has executed a definitive agreement to enter into a business combination with Quantum. Upon completion of the business combination, TradeStation will become a New York Stock Exchange-listed company, with the ticker symbol “TRDE.”

•	As previously emailed to you, a press release and webcast presentation announcing the transaction, and describing its goals and rationale, can be found at about.tradestation.com.

•	The execution of this definitive agreement is a very important step of the formal process for us to potentially complete the business combination with Quantum and become a public company.

2.	Does this announcement mean TradeStation is now a public company?

•	While we are thrilled about our potential to become a public company, this announcement and related filings do not make us a public company, nor do they guarantee that we will become a public company.

•	Closing of the business combination is subject to certain conditions, and it is possible that the business combination will not be completed if these conditions are not met or waived by the parties. The business combination agreement could also be terminated in certain circumstances, including if we and Quantum agree to terminate it.

3.	What happens in a business combination with a SPAC?

•	There are two basic components to our going public by combining with a SPAC:

o	One is that the public shareholders of the SPAC will become our public shareholders, unless they elect to redeem their SPAC shares at the closing of the business combination.

o	The second component is a private offering that is simultaneously made to institutional and strategic investors who have committed to invest and become our shareholders the day we go public.

4.	When will the actual business combination take place?

•	We expect the transaction to close in the first half of 2022, subject to receipt of all necessary regulatory and shareholder approvals.

•	However, closing of the business combination is subject to certain conditions, and it is possible that the business combination will not be completed if these conditions are not met or waived by the parties. The business combination agreement could also be terminated in certain circumstances, including if we and Quantum agree to terminate it.

5.	Why is TradeStation considering going public now?

•	We believe that becoming a public company is a natural next step in our growth and will enable us to better support our business objectives as we continue to invest in our brand and to enhance our offerings and capabilities for our customers.

6.	What does this mean for employees and our lines of business?
•	For now, it is business as usual. The best thing we can all do is remain focused on providing our customers with access to our innovative, award-winning trading and learning platform and growing social community.
•	The success of TradeStation and our ability to reach this exciting milestone is a testament to your hard work.
•	We are still in the early days in this process and we look forward to having further discussions with you as we move further along.
•	With this news, we need to follow SEC-mandated rules on what may and may not be discussed during the process. It’s important that you do not share private information about the company in any form of communication and that you refrain from making any comments about our financial performance, the business combination, or future plans with anyone outside of TradeStation, including on social media.

7.	Can you provide more detail about the “quiet period”?
•	The “quiet period” means we need to follow SEC-mandated rules on what may and may not be discussed about TradeStation and the business combination.
•	During the process of going public, we will all be strictly limited in what we can say about TradeStation and the business combination.
•	During this time, it is very important that everyone refrain from making any comments about the business combination, the potential for TradeStation to become a public company, or about our financial performance, prospects or business plans with anyone outside of TradeStation, including on social media. Company communications, including this document, must remain internal and should not be shared externally.
•	The “quiet period” applies to all employees. Any employees who don’t abide by the “quiet period” rules could disrupt, delay or otherwise compromise the business combination or create potential liability for themselves or TradeStation.
•	You should treat this the same way that you would treat any other confidential information that is not to be discussed outside of the company. Any violations will be taken very seriously.
•	If you have any questions about “quiet period” rules or procedures, please contact David Schubauer at DSchubauer@TradeStation.com or Marc Stone at MStone@TradeStation.com.

8.	How should I answer questions about the business combination? What if I am contacted by a reporter or on social media?

•	You should not answer any questions from the media or on social media related to the business combination, the potential for TradeStation to become a public company, or about our financial performance, prospects or business plans. All media and social media inquiries should be directed to Dave Blount at DBlount@TradeStation.com.
•	If friends, family, customers, vendors, strategic partners or others ask you about the announcement, please say: “I’m sorry, but for legal reasons I can’t comment on that.”

•	Discussing the announcement or the filings or answering any questions relating to the filings or the announcement could have serious consequences, including disrupting, delaying or compromising the business combination.

9.	Can I purchase shares in Quantum?
•	Unfortunately, you are prohibited from trading any securities of Quantum. In connection with the proposed business combination, TradeStation and Quantum intend to file a registration statement on Form S-4 and, at such time, subject to applicable securities laws and company policies that may be communicated to you from time-to-time (including our Employee Trading Policy), you may trade in the securities of Quantum.

10.	When will employees receive additional updates?
●	Our ability to respond to your specific questions today and for the duration of this filing period (until the Form S-4 is filed by the Company) is limited by SEC restrictions.
●	That said, we can and will continue to keep you informed of further significant developments in the process.

Thank you, all. This important milestone is only possible because of your hard work and dedication.

Sincerely yours,

Marc Stone, Chief Legal Officer

TradeStation Group, Inc.

This communication is not a solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between TradeStation Group, Inc. and Quantum FinTech Acquisition Corporation, and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, or a recommendation to buy or exchange, the securities of TradeStation, Quantum or the combined company, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.